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CUSIP No. 100560101                  13G                     Page 1 of 5 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             BOSTON BIOMEDICA, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title or Class of Securities)


                                    100560101
                                 (CUSIP Number)

                                       N/A
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

                  Rule 13d-1(b)
                X Rule 13d-1(c)
                  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
   (Entities Only)

   Richard T. Schumacher

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2. Check The Appropriate Box If A Member Of A Group

    N/A                                              (a)
                                                     (b)

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3. SEC USE ONLY




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4. Citizenship or Place of Organization

   United States of America

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                                    5.     Sole Voting Power

                                           679,157
                                    --------------------------------------------

            Number of               6.     Shared Voting Power
       Shares Beneficially
             Owned by                      -0-
                                    --------------------------------------------

               Each                 7.     Sole Dispositive Power
            Reporting
           Person With                     679,157
                                    --------------------------------------------

                                    8.     Shared Dispositive Power

                                           -0-
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9. Aggregate Amount Beneficially Owned by Each Reporting Person

   679,157

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10.Check if the Aggregate Amount In Row (9) Excludes Certain Shares *

   (See Instructions)                      | |

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11.Percent Of Class Represented By Amount In Row 9

   10%
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12.Type of Reporting Person (See Instructions)

   IN

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Item 1(a)       Name of Issuer:

                Boston Biomedica, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

                375 West Street, West Bridgewater, MA 02379

Item 2(a)       Name of Person Filing:

                Richard T. Schumacher

Item 2(b)       Address of Principal Business Office or, if none, Residence:

                375 West Street, West Bridgewater, MA 02379

Item 2(c)       Citizenship:

                United States of America

Item 2(d)       Title of Class of Securities:

                Common Stock, $.01 par value

Item 2(e).      CUSIP Number:

                100560101

Item 3.         Not Applicable.

Item 4.         Ownership.

                (a) Amount Beneficially Owned: 679,157 shares, including 41,250 shares issuable pursuant to immediately exercisable stock options. Excludes certain shares held by other relatives of Mr. Schumacher, as to which he disclaims beneficial ownership.

                (b)      Percent of Class:  10%

                (c)      Number of Shares as to which such person has:

                         (i)  Sole power to vote or to direct the vote:  679,157

                         (ii) Shared power to vote or to direct the vote:  -0-

                         (iii) Sole power to dispose or to direct the disposition of: 679,157

(iv)     Shared power to dispose or to direct the disposition of:  -0-

Item 5.         Ownership of Five Percent or Less of a Class.

                Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                Not Applicable.

Item 8.         Identification and Classification of Members of the Group.

                Not Applicable.

Item 9.         Notice of Dissolution of Group.

                Not Applicable.

Item 10.        Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



















                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Date:  February 14, 2002


                                            By:    /s/ Richard T. Schumacher
                                                  Name:  Richard T. Schumacher